SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company, with Authorized Capital

RE-RATIFICAITION OF CALL NOTICE

The Board of Directors of Vivo Participações S.A., represented by its Chairman, Mr. Luis Miguel Gilpérez López, hereby informs the Shareholders about the cancellation of the SPECIAL SHAREHOLDERS’ MEETING, initially proposed to be held on January 18, 2011, as provided for in the call notices published in Valor Econômico newspaper and in the State of São Paulo Official Gazette, in their respective issues of January 04, 2011, and hereby calls a new SPECIAL SHAREHOLDERS’ MEETING, to be held at 10:00 a.m. of January 20, 2011, at the head-office of the Company, located at Av. Roque Petroni Júnior, nº 1464, auditorium, in this city, ratifying the proposed Agenda, namely:

I – Election of member to the Statutory Audit Committee and his respective deputy member for restoring the required number of members and completion of the term of office.

The shareholders, their legal representatives or proxies, in order to attend the Meeting, shall be required to abide by the provisions set forth in article 126 of Law 6404/76, providing a legal identity document and evidence of their status as shareholder of the Company, as issued by a trustee entity or by a custody agent, showing their shareholding position.

The documents and information relating to the matters to be discussed at the Special Shareholders’ Meeting now called are available to the shareholders at the head-office of the Company, as well as in the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br), as from this date, in conformity with the provisions in the Corporation Act and in CVM Instruction no. 481/2009.

São Paulo, January 04, 2011.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.